Exhibit 24

August 11, 2022

I Vikram Grover hereby elect to convert $40,000.00 of accrued compensation (April-July 2022 @$10,000 per month) into 9,090 Series B Preferred shares of HMLA as per the terms of my employment agreement with the Company. The shares are priced using a common stock moving average bid closing price of .0044 and a B share conversion ratio of 1-1000 into common stock.

Vikram Grover

CEO

Himalaya Technologies, Inc.